EXHIBIT 99.1

August 22, 2016

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the nine months ended July 31, 2016.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	July 31,	October 31,
	2016	2015
	$	$
Net assets:
Gold bullion at market	2,244,688,776	1,935,876,980
Silver bullion at market	1,515,907,808	1,202,948,931
Cash and cash equivalents	45,762,774	7,437,644
Other receivables and prepayments	405,615	310,149
Total assets:	3,806,764,973	3,146,573,704

Liabilities:
Dividends payable	-	2,544,327
Accrued liabilities	1,792,024	2,033,419
Total liabilities	1,792,024	4,577,746

Equity:
Share Capital	2,419,770,678	2,419,770,678
Class A shares
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	1,385,182,813	722,205,822
Total equity	3,804,972,949	3,141,995,958
Total liabilities and equity	3,806,764,973	3,146,573,704

Total equity per share:
Class A shares	14.95	12.35
Common shares	11.95	9.35

Exchange rate: U.S. $1.00 = Cdn.	1.3041	1.3083

Total equity per share expressed in Canadian dollars:
Class A shares	19.50	16.15
Common shares	15.59	12.23

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (also referred to as “net assets”) increased by $256.7 million or 7.2% during the three months ended July 31, 2016 primarily as a result of a 4.4% increase in the price of gold per fine ounce and a 12.2% increase in the price of silver per ounce during the period.

Total equity increased by $663.0 million or 21.1% during the nine months ended July 31, 2016 primarily as a result of a 17.5% increase in the price of gold per fine ounce and a 28.2% increase in the price of silver per ounce during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended July 31,		Nine months ended July 31,
	2016	2015	2016	2015
	$	$	$	$
Income:
Interest	61,373	7,686	63,967	30,060
Total income	61,373	7,686	63,967	30,060
Expenses:
Administration fees	1,645,482	1,484,334	4,581,869	4,570,380
Safekeeping fees and bank charges	977,993	900,380	2,719,234	2,752,686
Directors’ fees and expenses	58,419	60,306	183,212	163,012
Audit and related regulatory fees	40,141	23,560	95,463	85,054
Shareholder Information	37,464	35,882	141,232	166,612
Stock exchange fees	34,965	35,450	105,542	105,731
Legal fees	18,289	13,898	155,951	50,197
Registrar and transfer agent fees	10,167	13,835	46,249	51,363
Class A Shareholders’ Proceedings	76,651	427,369	708,522	427,369
Foreign exchange loss (gain)	(2,309)	-	(8,779)	-
Total expenses	2,897,262	2,995,014	8,728,495	8,372,404
Net income (loss) from administrative activities	(2,835,889)	(2,987,328)	(8,664,528)	(8,342,344)

Realized gain on sale of bullion	-	-	15,758,511	-
Change in unrealized appreciation of holdings	259,520,772	(289,569,221)	655,883,008	(237,841,003)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	256,684,883	(292,556,549)	662,976,991	(246,183,347)

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2016 was $256.7 million compared to a net loss of $292.6 million for the comparable period in 2015. Net income, inclusive of the change in unrealized appreciation of holdings, for the nine months ended July 31, 2016 was $663.0 million compared to a net loss of $246.2 million for the comparable period in 2015. Normally, the net income (loss) for any reporting periods is primarily the result of the change in the prices of gold and silver bullion during the respective periods. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of gold holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of silver holdings) at $16.9875 per ounce for total proceeds of $49,886,100. The gold and silver were sold in proportionate amounts so as to maintain their current weighting with Central Fund. Though the Company realized a gain of $15,758,511 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $161,148 and $11,489 respectively during the three and nine-month periods ended July 31, 2016 as compared to the same periods in 2015. Safekeeping fees increased by $77,613 and decreased by $33,452 during the same respective periods. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended July 31, 2016 was 0.08% compared to 0.09% for the comparable three-month period in 2015. For the nine-month period ended July 31, 2016, the expense ratio was 0.27% compared to 0.26% for the comparable nine-month period in 2015. For the twelve-month period ended July 31, 2016, the expense ratio was 0.39% compared to 0.34% for the comparable twelve-month period ended July 31, 2015. The increases in the expense ratios for the nine and twelve-month periods were the direct result of costs incurred during fiscal 2016 to address issues related to the Class A Shareholders’ Proceedings (nine months ended July 31, 2016: $708,522; twelve months ended July 31, 2016: $2,164,176). If not for these costs, the expense ratios would have been 0.25% for the nine month period and 0.33% for the twelve-month period ended July 31, 2016.

As described in the Company’s 3rd Quarter Interim Report to Shareholders, the Company will make an application to the Alberta Court of Queen’s Bench to strike an application by 1891868 Alberta Ltd. for leave to commence a derivative action on behalf of the Company. The Company’s application to strike is based on advice of its independent litigation counsel, supported by advice from a Special Sub-Committee of independent directors of the Board after consultation with their independent legal counsel. Advice received by the Board is that the claims made by 1891868 Alberta Ltd. are wholly without merit.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At July 31, 2016, the Class A shares of Central Fund were backed over 98% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com Website: www.centralfund.com Telephone: 905-648-7878

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on the Company’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

In particular, but without limiting the foregoing, this press release contains forward-looking statements pertaining to the expectation that income tax will not be payable on the sale by the Company of gold and silver in 2016 and steps that may be taken by the Company in the Class A Shareholders’ Proceedings.

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